Dr. Tom Ronay, Family medicine, Circle Medical in San Francisco.mp4 (1m 20s) 1 speaker (Speaker
1)

[0:00:02] Speaker 1: I always knew that I wanted to be a doctor someday. When I was very young, I was affected deeply by some health concerns in my family, spent a lot of time in hospitals, in waiting rooms, met doctors and nurses, and I knew that that was the career path that I wanted to take. We moved to Potrero, and San Francisco is a big city, but Portrero is a small village. We've just fallen in love with this area. Being a doctor is not my first career. I was a teacher for 10 years, I was a physician in the Army, and now working here as a civilian. One of the great things I learned from military medicine is people highly prize function. Service members wanted to get back to the job, so when they came to me it was not because they wanted to talk about illness, but they wanted to talk about optimizing themselves physically. I think that that parallels the professional environment here in San Francisco very much. There are many different ways that care is provided, and there should be, because there's different needs, there are different patients. So having a variety of methods to get medical care to patients should be available. We have the technology to make that available. This seems like a great thing for everyone. My name is Tom Ronay, and I'm a family practice doctor working at Circle Medical. [0:01:17]